SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

 1 Jinke Road,
Shangrao Economic Development Zone
Jiangxi Province, 334100
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Purported Class Action Lawsuit Filed Against JinkoSolar

SHANGHAI, October 12, 2011 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company") (NYSE: JKS) a fast-growing, vertically-integrated solar power product manufacturer based in China, today has become aware of a purported class action lawsuit filed in the United States District Court for the South District of New York on October 11, 2011, against JinkoSolar Holdings Co., Ltd., Xiande Li, Kangping Chen, Xianhua Li, Wing Keong Siew, Haitao Jin, Zibin Li, Steven Markscheid, Longgen Zhang, Credit Suisse Securities (USA) LLC, Oppenheimer & Co. Inc., Roth Capital Partners, LLC, and Collins Stewart LLC as co-defendant (the “Defendants”) by Marco Peters, individually and on behalf of all others similarly situated (the “Plaintiff”). The complaint alleges, among other things, that the Defendants are in violation of the federal securities laws, which resulted in damages to the Plaintiff. The Plaintiff further requests, among other things, that the court recognize the lawsuit as a valid class action.

The Company has yet to be served with the complaint. The Company believes that the complaint is without merit or foundation in fact or law, and plans to defend itself vigorously.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of 1.1 GW each for silicon ingots, wafers, solar cells and solar modules as of June 30, 2011, and plans to expand its annual capacity to 1.5GW each for silicon wafers, solar cells and solar modules by end of 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011 and September 2, 2011. All information provided in this report is as of October 11, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: October 12, 2011	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer